Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Fourth Fiscal Quarter and the Fiscal Year 2023

(Beijing–April 27, 2023)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2023.

Highlights for the Fourth Quarter of Fiscal Year 2023

-	Net revenues was US$269.0 million, compared to net revenues of US$541.2 million in the same period of the prior year.
-	Loss from operations was US$44.4 million, compared to income from operations of US$0.6 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$18.1 million, compared to non-GAAP income from operations of US$0.8 million in the same period of the prior year.
-	Net loss attributable to TAL was US$39.4 million, compared to net loss attributable to TAL of US$108.1 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$13.1 million, compared to non-GAAP net loss attributable to TAL of US$108.0 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.06. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.02. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,171.5 million as of February 28, 2023, compared to US$2,708.7 million as of February 28, 2022.

Highlights for the Fiscal Year Ended February 28, 2023

-	Net revenues was US$1,019.8 million, compared to net revenues of US$4,390.9 million in the same period of the prior year.
-	Loss from operations was US$90.7 million, compared to loss from operations of US$614.5 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$17.8 million, compared to non-GAAP loss from operations of US$439.7 million in the same period of the prior year.
-	Net loss attributable to TAL was US$135.6 million, compared to net loss attributable to TAL of US$1,136.1 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$27.0 million, compared to non-GAAP net loss attributable to TAL of US$961.3 million in the same period of the prior year.
-	Basic and diluted net loss per ADS were both US$0.21. Non-GAAP basic and diluted net loss per ADS, excluding share-based compensation expenses, were both US$0.04.

Financial Data——Fourth Quarter and Fiscal Year 2023

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	February 28,
	2022	2023	Pct. Change
Net revenues	541,152	268,986	(50.3%)
Income/(loss) from operations	644	(44,416)	(6996.9%)
Non-GAAP operating income/(loss)	779	(18,090)	(2422.2%)
Net loss attributable to TAL	(108,123)	(39,417)	(63.5%)
Non-GAAP net loss attributable to TAL	(107,988)	(13,091)	(87.9%)
Net loss per ADS attributable to TAL – basic	(0.17)	(0.06)	(62.9%)
Net loss per ADS attributable to TAL – diluted	(0.17)	(0.06)	(62.9%)
Non-GAAP net loss per ADS attributable to TAL – basic	(0.17)	(0.02)	(87.7%)
Non-GAAP net loss per ADS attributable to TAL – diluted	(0.17)	(0.02)	(87.7%)

	Fiscal Year Ended
	February 28,
	2022	2023	Pct. Change
Net revenues	4,390,907	1,019,772	(76.8%)
Loss from operations	(614,516)	(90,730)	(85.2%)
Non-GAAP (loss)/income from operations	(439,684)	17,841	(104.1%)
Net loss attributable to TAL	(1,136,115)	(135,612)	(88.1%)
Non-GAAP net loss attributable to TAL	(961,283)	(27,041)	(97.2%)
Net loss per ADS attributable to TAL – basic	(1.76)	(0.21)	(87.9%)
Net loss per ADS attributable to TAL – diluted	(1.76)	(0.21)	(87.9%)
Non-GAAP net loss per ADS attributable to TAL – basic	(1.49)	(0.04)	(97.2%)
Non-GAAP net loss per ADS attributable to TAL – diluted	(1.49)	(0.04)	(97.2%)

“In fiscal year 2023, we underwent significant transformation. Some of our newer initiatives, such as enrichment learning, smart books and smart devices exhibited material development. While we are encouraged by the development, we continue to upgrade our product offerings and operational efficiency.” said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: " As the industry continues to evolve and technology advances, we will endeavor to explore and seize new opportunities in the new fiscal year.”

Financial Results for the Fourth Quarter of Fiscal Year 2023

Net Revenues

In the fourth quarter of fiscal year 2023, TAL reported net revenues of US$269.0 million, representing a 50.3 % decrease from US$541.2 million in the fourth quarter of fiscal year 2022.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2023, operating costs and expenses were US$314.4 million, representing a 42.4% decrease from US$546.3 million in the fourth quarter of fiscal year 2022. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$288.1 million, representing a 47.3% decrease from US$546.2 million in the fourth quarter of fiscal year 2022.

Cost of revenues decreased by 35.5% to US$127.7 million from US$198.1 million in the fourth quarter of fiscal year 2022. Non-GAAP cost of revenues, which excluded share-based compensation expenses, decreased by 36.9% to US$124.9 million, from US$197.9 million in the fourth quarter of fiscal year 2022.

Selling and marketing expenses decreased by 28.0% to US$74.5 million from US$103.5 million in the fourth quarter of fiscal year 2022. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 40.9% to US$66.9 million, from US$113.1 million in the fourth quarter of fiscal year 2022.

General and administrative expenses decreased by 47.1% to US$112.2 million from US$212.1 million in the fourth quarter of fiscal year 2022. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 52.5% to US$96.3 million, from US$202.5 million in the fourth quarter of fiscal year 2022.

Total share-based compensation expenses allocated to the related operating costs and expenses in the fourth quarter of fiscal year 2023 was US$26.3 million, compared to US$0.1 million for the fourth quarter of fiscal year 2022.

Impairment loss on intangible assets and goodwill was nil for the fourth quarter of fiscal year 2023, compared to US$32.6 million for the fourth quarter of fiscal year 2022.

Gross Profit

Gross profit decreased by 58.8% to US$141.3 million from US$343.1 million in the fourth quarter of fiscal year 2022.

Income/(loss) from operations

Loss from operations was US$44.4 million in the fourth quarter of fiscal year 2023, compared to income from operations of US$0.6 million in the fourth quarter of fiscal year 2022. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$18.1 million, compared to Non-GAAP income from operations of US$0.8 million in the same period of the prior year.

Other (Expense) /Income

Other income was US$2.1 million for the fourth quarter of fiscal year 2023, compared to other expense of US$0.7 million in the fourth quarter of fiscal year 2022.

Impairment Loss on Long-term Investments

Impairment loss on Long-term investment was US$0.9 million for the fourth quarter of fiscal year 2023, compared to US$97.8 million for the fourth quarter of fiscal year 2022.

Income Tax Expense

Income tax expense was US$10.5 million in the fourth quarter of fiscal year 2023, compared to US$29.9 million of income tax expense in the fourth quarter of fiscal year 2022.

Net Loss attributable to TAL Education Group

Net loss attributable to TAL was US$39.4 million in the fourth quarter of fiscal year 2023, compared to net loss attributable to TAL of US$108.1 million in the fourth quarter of fiscal year 2022. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$13.1 million, compared to Non-GAAP net loss attributable to TAL of US$108.0 million in the fourth quarter of fiscal year 2022.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.06 in the fourth quarter of fiscal year 2023. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.02 in the fourth quarter of fiscal year 2023.

Cash, Cash Equivalents, and Short-Term Investments

As of February 28, 2023, the Company had US$2,021.9 million of cash and cash equivalents and US$1,149.6 million of short-term investments, compared to US$1,638.2 million of cash and cash equivalents and US$1,070.5 million of short-term investments as of February 28, 2022.

Deferred Revenue

As of February 28, 2023, the Company’s deferred revenue balance was US$237.4 million, compared to US$187.7 million as of February 28, 2022.

Financial Results for the Fiscal Year Ended February 28, 2023

Net Revenues

For fiscal year 2023, TAL reported net revenues of US$1,019.8 million, representing a 76.8% decrease from US$4,390.9 million in the fiscal year 2022.

Operating Costs and Expenses

In the fiscal year 2023, operating costs and expenses were US$1,133.2 million, representing a 77.5% decrease from US$5,026.2 million in the fiscal year 2022. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,024.6 million, representing a 78.9% decrease from US$4,851.4 million in the fiscal year 2022.

Cost of revenues decreased by 80.2% to US$436.4 million from US$2,203.3 million in the fiscal year 2022. Non-GAAP cost of revenues, which excluded share-based compensation expenses, decreased by 80.7% to US$425.0 million from US$2,202.2 million in the fiscal year 2022.

Selling and marketing expenses decreased by 74.7% to US$283.0 million from US$1,118.1 million in the fiscal year 2022. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 76.3% to US$252.4 million from

US$1,064.3 million in the fiscal year 2022.

General and administrative expenses decreased by 65.5% to US$413.8 million from US$1,199.7 million in the fiscal year 2022. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 67.8% to US$347.2 million from US$1,079.9 million in the fiscal year 2022.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 37.9% to US$108.6 million in the fiscal year 2023 from US$174.8 million in the same period of fiscal year 2022.

Impairment loss on intangible assets and goodwill was nil for the fiscal year 2023, compared to US$505.1 million for the same period of fiscal year 2022.

Gross Profit

Gross profit decreased by 73.3% to US$583.4 million from US$2,187.6 million in the fiscal year 2022.

Income/(loss) from operations

Loss from operations was US$90.7 million in the fiscal year 2023, compared to loss from operations of US$614.5 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$17.8 million, compared to US$439.7 million Non-GAAP loss from operations in the same period of the prior year.

Other (Expense) /Income

Other expense was US$82.4 million for the fiscal year 2023, compared to other income of US$17.0 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$7.7 million for the fiscal year 2023, compared to US$275.9 million for the fiscal year 2022.

Income Tax Expense

Income tax expense was US$20.0 million in the fiscal year 2023, compared to US$397.0 million of income tax expense in the fiscal year 2022.

Net Loss Attributable to TAL Education Group

Net loss attributable to TAL was US$135.6 million in the fiscal year 2023, compared to net loss attributable to TAL of US$1,136.1 million in the fiscal year 2022. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$27.0 million, compared to US$961.3 million Non-GAAP loss attributable to TAL in the same period of the prior year.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.21 in the fiscal year 2023. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.04.

Extension of Share Repurchase Program by the Company

TAL’s board of directors (the “Board”) has authorized to extend its share repurchase program launched in April 2021 by 12 months. The Company has repurchased its American depositary shares at an aggregate consideration of approximately US$66.4 million under the share repurchase program from April, 2022 through April, 2023. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately US$737.4 million of its common shares through April 30, 2024. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter of fiscal year 2023 ended February 28, 2023 at 8:00 a.m. Eastern Time on April 27, 2023 (8:00 p.m. Beijing time on April 27, 2023).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI8434cf8eca934eeca83b8bb7c40495fb

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non-GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses, the related tax effect of which has been nil. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2022	As of February 28, 2023
ASSETS

Current assets
Cash and cash equivalents	$1,638,189	$2,021,927
Restricted cash-current	755,646	126,891
Short-term investments	1,070,535	1,149,607
Inventory	21,830	39,002
Amounts due from related parties-current	919	423
Income tax receivables	19,504	5,071
Prepaid expenses and other current assets	122,753	125,486
Total current assets	3,629,376	3,468,407
Restricted cash-non-current	287,951	146,089
Property and equipment, net	281,226	288,877
Deferred tax assets	6,747	5,973
Rental deposits	10,770	12,734
Intangible assets, net	1,696	485
Land use right, net	217,708	193,878
Goodwill	-	163
Amounts due from related parties- non-current	77	-
Long-term investments	414,487	453,375
Long-term prepayments and other non-current assets	5,418	5,371
Operating lease right-of-use assets	227,072	149,002
Total assets	$5,082,528	$4,724,354

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$89,838	$59,991
Deferred revenue-current	187,718	234,889
Amounts due to related parties-current	205	100
Accrued expenses and other current liabilities	558,718	446,711
Operating lease liabilities, current portion	66,105	42,174
Total current liabilities	902,584	783,865
Deferred revenue-non-current	14	2,465
Deferred tax liabilities	1,680	1,563
Operating lease liabilities, non-current portion	175,988	115,548
Total liabilities	1,080,266	903,441

Equity
Class A common shares	167	169
Class B common shares	49	49
Treasury Stock	-	(6)
Additional paid-in capital	4,358,265	4,400,656
Statutory reserve	154,362	160,353
Accumulated deficit	(544,309)	(685,912)
Accumulated other comprehensive income/(loss)	61,617	(30,666)
Total TAL Education Group's equity	4,030,151	3,844,643
Noncontrolling interest	(27,889)	(23,730)
Total equity	4,002,262	3,820,913
Total liabilities and equity	$5,082,528	$4,724,354

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2022	2023	2022	2023
Net revenues	$541,152	$268,986	$4,390,907	$1,019,772
Cost of revenues (note 1)	198,084	127,713	2,203,336	436,358
Gross profit	343,068	141,273	2,187,571	583,414
Operating expenses (note 1)
Selling and marketing	103,475	74,512	1,118,141	283,036
General and administrative	212,113	112,163	1,199,708	413,791
Impairment loss on intangible assets and goodwill	32,613	-	505,050	-
Total operating expenses	348,201	186,675	2,822,899	696,827
Government subsidies	5,777	986	20,812	22,683
Income/(loss) from operations	644	(44,416)	(614,516)	(90,730)
Interest income	18,535	20,077	103,179	61,564
Interest expense	-	-	(7,871)	-
Other (expense) /income	(661)	2,110	16,950	(82,416)
Gain from disposal of a subsidiary	-	-	-	9,550
Impairment loss on long-term investments	(97,809)	(862)	(275,872)	(7,687)
Loss before income tax expense and income/(loss) from equity method investments	(79,291)	(23,091)	(778,130)	(109,719)
Income tax expense	(29,872)	(10,452)	(396,992)	(20,011)
Income/(loss) from equity method investments	316	(3,049)	10,787	(2,248)
Net loss	$(108,847)	$(36,592)	$(1,164,335)	$(131,978)
Add: Net loss/(income) attributable to noncontrolling interest	724	(2,825)	28,220	(3,634)
Total net loss attributable to TAL Education Group	$(108,123)	$(39,417)	$(1,136,115)	$(135,612)
Net loss per common share
Basic	$(0.50)	$(0.19)	$(5.29)	$(0.64)
Diluted	(0.50)	(0.19)	(5.29)	(0.64)
Net loss per ADS (note 2)
Basic	$(0.17)	$(0.06)	$(1.76)	$(0.21)
Diluted	(0.17)	(0.06)	(1.76)	(0.21)
Weighted average shares used in calculating net loss per common share
Basic	215,454,363	211,977,774	214,825,470	212,575,277
Diluted	215,454,363	211,977,774	214,825,470	212,575,277

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year Ended
	Ended February 28,		Ended February 28,
	2022	2023	2022	2023
Cost of revenues	$138	$2,790	$1,134	$11,319
Selling and marketing expenses	(9,590)	7,648	53,850	30,662
General and administrative expenses	9,587	15,888	119,848	66,590
Total	$135	$26,326	$174,832	$108,571

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (loss)/income

(In thousands of U.S. dollars)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2022	2023	2022	2023
Net loss	$(108,847)	$(36,592)	$(1,164,335)	$(131,978)
Other comprehensive (loss)/income, net of tax	(7,533)	51,838	(25,325)	(89,534)
Comprehensive (loss)/income	(116,380)	15,246	(1,189,660)	(221,512)
Add: Comprehensive loss /(income) attributable to noncontrolling interest	986	(2,211)	28,841	(6,383)
Comprehensive (loss)/income attributable to TAL Education Group	$(115,394)	$13,035	$(1,160,819)	$(227,895)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2022	2023	2022	2023
Cost of revenues	$198,084	$127,713	$2,203,336	$436,358
Share-based compensation expense in cost of revenues	138	2,790	1,134	11,319
Non-GAAP cost of revenues	197,946	124,923	2,202,202	425,039

Selling and marketing expenses	103,475	74,512	1,118,141	283,036
Share-based compensation expense in selling and marketing expenses	(9,590)	7,648	53,850	30,662
Non-GAAP selling and marketing expenses	113,065	66,864	1,064,291	252,374
General and administrative expenses	212,113	112,163	1,199,708	413,791
Share-based compensation expense in general and administrative expenses	9,587	15,888	119,848	66,590
Non-GAAP general and administrative expenses	202,526	96,275	1,079,860	347,201

Operating costs and expenses	546,285	314,388	5,026,235	1,133,185
Share-based compensation expense in operating costs and expenses	135	26,326	174,832	108,571
Non-GAAP operating costs and expenses	546,150	288,062	4,851,403	1,024,614

Income/ (loss) from operations	644	(44,416)	(614,516)	(90,730)
Share based compensation expenses	135	26,326	174,832	108,571
Non-GAAP income/ (loss) from operations	779	(18,090)	(439,684)	17,841

Net loss attributable to TAL Education Group	(108,123)	(39,417)	(1,136,115)	(135,612)
Share based compensation expenses	135	26,326	174,832	108,571
Non-GAAP net loss attributable to TAL Education Group	$(107,988)	$(13,091)	$(961,283)	$(27,041)
Net loss per ADS
Basic	$(0.17)	$(0.06)	$(1.76)	$(0.21)
Diluted	(0.17)	(0.06)	(1.76)	(0.21)
Non-GAAP Net loss per ADS
Basic	$(0.17)	$(0.02)	$(1.49)	$(0.04)
Diluted	(0.17)	(0.02)	(1.49)	(0.04)
ADSs used in calculating net loss per ADS
Basic	646,363,089	635,933,322	644,476,410	637,725,831
Diluted	646,363,089	635,933,322	644,476,410	637,725,831
ADSs used in calculating Non-GAAP net loss per ADS
Basic	646,363,089	635,933,322	644,476,410	637,725,831
Diluted	646,363,089	635,933,322	644,476,410	637,725,831